SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoui-daero, Youngdungpo-gu, Seoul, 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Submission of Audit Report

1. Name of external auditor	: Samjong Accounting Corporation
2. Date of receiving external audit report	: February 27, 2013
3. Auditor’s opinion

	FY 2012	FY 2011
Audit Report on Separate Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Separate Financial Statements

(Unit: KRW, Korean GAAP, Separate)
Items	FY 2012	FY 2011
Total Assets	23,801,588,123,418	24,273,964,388,446
Total Liabilities	14,140,468,562,427	14,587,047,612,976
Total Shareholders’ Equity	9,661,119,560,991	9,686,916,775,470
Capital Stock	1,789,078,500,000	1,789,078,500,000

Revenues	28,672,354,807,204	23,471,308,498,207
Operating Income	626,478,124,290	(1,051,042,315,205)
Ordinary Income	192,177,367,252	(1,341,974,539,017)
Net Income	28,548,662,750	(991,032,212,443)
Total Shareholders’ Equity / Capital Stock	540.0%	541.4%

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2012 and 2011

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying separate statements of financial position of LG Display Co., Ltd (the “Company”) as of December 31, 2012 and 2011 and the related separate statements of comprehensive income (loss), changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 and its financial performance and its cash flows for the years then ended, in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

As discussed in note 20 to the separate financial statements, the Company has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

As discussed in note 2.(e) to the separate financial statements, the Company adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and presented operating profit or loss as an amount of revenue less cost of sales, selling and administrative expense, and research and development expenses in the separate statement of comprehensive income for the year ended December 31, 2012. The Company applied this change in accounting policies retrospectively, and accordingly restated the comparative separate statement of comprehensive loss for the year ended December 31, 2011.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 15, 2013

This report is effective as of February 15, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2012 and 2011

(In millions of won)	Note	December 31, 2012		December 31, 2011
Assets
Cash and cash equivalents	6, 13	￦	1,400,566	604,890
Deposits in banks	6, 13		315,000	815,000
Trade accounts and notes receivable, net	7, 13, 19, 23		4,548,459	3,789,332
Other accounts receivable, net	7, 13		101,337	102,097
Other current financial assets	9, 13		2,976	2,976
Inventories	8		1,947,945	1,912,710
Prepaid income tax			3,699	8,171
Other current assets	7		112,271	91,588

Total current assets			8,432,253	7,326,764

Investments	10		1,468,778	1,386,313
Other non-current financial assets	9, 13		80,318	75,080
Deferred tax assets	29		1,186,704	1,329,905
Property, plant and equipment, net	11		12,004,435	13,522,553
Intangible assets, net	12		488,663	479,510
Other non-current assets	7		140,437	153,839

Total non-current assets			15,369,335	16,947,200

Total assets		￦	23,801,588	24,273,964

Liabilities
Trade accounts and notes payable	13, 23	￦	4,386,383	3,752,724
Current financial liabilities	13, 14		971,577	808,576
Other accounts payable	13		2,618,171	3,690,913
Accrued expenses			418,047	342,973
Provisions	18		249,755	278,179
Advances received			462,614	593,436
Other current liabilities	18		26,396	18,532

Total current liabilities			9,132,943	9,485,333

Non-current financial liabilities	13, 14		3,440,585	3,714,001
Non-current provisions	18		6,515	5,419
Employee benefits	17		180,302	146,266
Long-term advances received	19		1,049,678	668,914
Other non-current liabilities	18		330,445	567,114

Total non-current liabilities			5,007,525	5,101,714

Total liabilities			14,140,468	14,587,047

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(893)	(3,944)
Retained earnings	22		5,621,821	5,650,669

Total equity			9,661,120	9,686,917

Total liabilities and equity		￦	23,801,588	24,273,964

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2012 and 2011

(In millions of won, except earnings per share)	Note	2012		2011
Revenue	23, 24	￦	28,672,355	23,471,309
Cost of sales	8, 23		(26,325,386)	(22,982,517)

Gross profit			2,346,969	488,792

Selling expenses	16		(551,659)	(400,531)
Administrative expenses	16		(395,159)	(332,252)
Research and development expenses			(773,673)	(807,051)

Operating profit (loss)			626,478	(1,051,042)

Finance income	27		194,290	173,106
Finance costs	27		(310,071)	(248,381)
Other non-operating income	25		955,752	858,468
Other non-operating expenses	25		(1,274,272)	(1,074,126)

Profit (loss) before income tax			192,177	(1,341,975)
Income tax expense (benefit)	28		163,628	(350,943)

Profit (loss) for the year			28,549	(991,032)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	27,28		4,025	4,790
Defined benefit plan actuarial loss	17,28		(75,722)	(23,728)
Income tax benefit on other comprehensive income items	28		17,351	5,120

Other comprehensive loss for the year, net of income tax			(54,346)	(13,818)

Total comprehensive loss for the year		￦	(25,797)	(1,004,850)

Earning (loss) per share
Basic earnings (loss) per share	30	￦	80	(2,770)

Diluted earnings (loss) per share	30	￦	80	(2,770)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	Share capital		Share premium	Fair value reserve	Retained earnings	Total equity
Balances at January 1, 2011		￦	1,789,079	2,251,113	(7,795)	6,838,278	10,870,675

Total comprehensive loss for the year
Loss for the year			—	—	—	(991,032)	(991,032)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax			—	—	3,851	—	3,851
Defined benefit plan actuarial loss, net of tax			—	—	—	(17,669)	(17,669)

Total other comprehensive income (loss)			—	—	3,851	(17,669)	(13,818)

Total comprehensive income (loss) for the year		￦	—	—	3,851	(1,008,701)	(1,004,850)

Transaction with owners, recorded directly in equity
Dividends to equity holders	22		—	—	—	(178,908)	(178,908)

Balances at December 31, 2011		￦	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

Balances at January 1, 2012		￦	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

Total comprehensive profit for the year
Profit for the year			—	—	—	28,549	28,549

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax			—	—	3,051	—	3,051
Defined benefit plan actuarial loss, net of tax			—	—	—	(57,397)	(57,397)

Total other comprehensive income (loss)			—	—	3,051	(57,397)	(54,346)

Total comprehensive income (loss) for the year		￦	—		3,051	(28,848)	(25,797)

Transaction with owners, recorded directly in equity
Dividends to equity holders	22		—	—	—	—	—

Balances at December 31, 2012		￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from operating activities:
Profit (loss) for the year		￦	28,549	(991,032)
Adjustments for:
Income tax expense (benefit)	28		163,628	(350,943)
Depreciation	11, 15		3,946,844	3,150,862
Amortization of intangible assets	12, 15		265,939	230,119
Gain on foreign currency translation			(218,149)	(52,612)
Loss on foreign currency translation			58,608	99,680
Retirement allowance	17, 26		138,230	113,668
Reversal of stock compensation expense	16		(3)	(469)
Gain on disposal of property, plant and equipment			(5,886)	(642)
Loss on disposal of property, plant and equipment			1,391	96
Loss on disposal of intangible assets			—	1,588
Impairment loss on intangible assets			3,393	4,535
Finance income			(178,267)	(97,671)
Finance costs			244,368	219,511
Other non-operating income			(10,766)	(24,558)
Other non-operating expenses			560,513	207,535

			4,969,843	3,500,699

Change in trade accounts and notes receivable			(1,615,787)	126,849
Change in other accounts receivable			(7,360)	9,114
Change in other current assets			6,642	90,349
Change in inventories			(35,235)	(152,745)
Change in other non-current assets			(49,442)	(39,524)
Change in trade accounts and notes payable			703,130	739,969
Change in other accounts payable			(101,262)	104,642
Change in accrued expenses			104,290	(86,631)
Change in other current liabilities			358,952	(40,671)
Change in long-term advance received			789,670	281,975
Change in other non-current liabilities			—	18,161
Change in provisions			(390,973)	(208,391)
Change in defined benefit obligation			(179,916)	(69,535)

			(417,291)	773,562

Cash generated from operating activities			4,581,101	3,283,229
Income taxes paid			1,395	(106,735)
Interest received			28,095	62,704
Interest paid			(190,205)	(135,480)

Net cash from operating activities		￦	4,420,386	3,103,718

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from investing activities:
Dividends received		￦	55,800	42,620
Proceeds from withdrawal of deposits in banks			913,500	2,401,500
Increase in deposits in banks			(413,500)	(1,713,500)
Proceeds from collection of short-term loans			—	67,195
Acquisition of investments			(225,396)	(214,114)
Proceeds from disposal of investments			3,571	2,045
Acquisition of property, plant and equipment			(3,701,307)	(3,790,353)
Proceeds from disposal of property, plant and equipment			24,725	857
Acquisition of intangible assets			(281,213)	(207,961)
Grant received			3,962	1,605
Receipt from (payment for) settlement of derivatives			742	23,784
Acquisition of other non-current financial assets			(55,276)	(58,526)
Proceeds from disposal of other non-current financial assets			60,571	167,059

Net cash used in investing activities			(3,613,821)	(3,277,789)

Cash flows from financing activities:
Proceeds from short-term borrowings			3,267,046	1,024,026
Repayment of short-term borrowings			(3,267,046)	(2,116,604)
Issuance of debentures			298,783	1,145,209
Proceeds from long-term borrowings			494,000	941,921
Repayment of current portion of long-term debt			(803,672)	(926,467)
Payment of cash dividend			—	(178,908)

Net cash used in financing activities			(10,889)	(110,823)

Net increase (decrease) in cash and cash equivalents			795,676	(284,894)
Cash and cash equivalents at 1 January			604,890	889,784

Cash and cash equivalents at 31 December		￦	1,400,566	604,890

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light-Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2012, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of December 31, 2012, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2012, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2012, there are 21,853,986 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Consolidated and Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

The separate financial statements were authorized for issuance by the Board of Directors on January 24, 2013, which will be submitted for approval to the shareholders’ meeting to be held on March 8, 2013.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(c))

•	Estimated useful lives of property, plant and equipment (note 3.(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(i) and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies

(i) Disclosures of Financial Instruments

The Company has applied the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures, for the year ended December 31, 2012 by prospectively disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are derecognized in their entirety. When the Company derecognizes transferred financial assets but still has continuing involvement in the transferred financial assets, the nature of, and risks associated with, the Company’s continuing involvement in derecognized financial assets shall be additionally disclosed.

(ii) Presentation of Operating Profit or Loss in the Separate Statement of Comprehensive Income

The Company has adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and has presented operating profit or loss as an amount of revenue less cost of sales and selling and administrative expense including research and development expenses on the separate statement of comprehensive income (loss) for the year ended December 31, 2012. Before the adoption of the amendment, the Company presented operating profit or loss as an amount of revenue plus other income less cost of sales, selling and administrative expenses, research and development expenses and other expenses.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies, Continued

The Company has applied the amendment retrospectively, and accordingly restated the comparative separate statement of comprehensive loss for the year ended December 31, 2011. The impact upon adoption of the amendment is as follows:

(In millions of won)
	2012		2011
Operating profit (loss) before adoption of the amendment	￦	322,761	(1,251,083)
Deductions:
Rental income		(4,419)	(4,032)
Foreign currency gain		(933,035)	(839,497)
Gain on disposal of property, plant and equipment		(5,886)	(642)
Reversal of allowance for doubtful accounts for other receivables		—	(170)
Commission earned		(3,867)	(8,587)
Others		(8,048)	(5,273)

	￦	(955,255)	(858,201)

Additions:
Other bad debt expense		88	—
Foreign currency loss		795,897	902,401
Loss on disposal of property, plant and equipment		1,391	96
Loss on disposal of intangible assets		—	1,588
Impairment loss on intangible assets		3,393	4,535
Expenses related to legal proceedings or claims and others		458,203	149,622

	￦	1,258,972	1,058,242

Operating profit (loss) after adoption of the amendment	￦	626,478	(1,051,042)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(b)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. The valuation loss of inventories recognized as cost (cost of sales) amounted to ￦118,903 million and ￦114,796 million for the years ended December 31, 2012 and 2011, respectively.

(c)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Company classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to acquisition are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2012, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

The Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the separate statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(d)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(e)	Borrowing Costs

The Company capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(f)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Company’s expenses incurred

Grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognized as income of the period in which it becomes receivable.

(g)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(g)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(g)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(h)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(h)	Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(h)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(i)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(j)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(j)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Company recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(k)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(l)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements, not in these separate financial statements.

(m)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(n)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(n)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(o)	Earnings (Loss) per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(p)	New Standards and Interpretations Not Yet Adopted

The following accounting standards, interpretations and amendments are issued and will be effective for annual periods beginning on or after January 1, 2013, and have not been adopted early in preparing these separate financial statements.

(i) Amendments to K-IFRS No. 1019, Employee Benefits

The revised standard requires an entity to calculate the expected return on plan assets based on the discount rate that is used to measure the present value of defined benefit obligation. The effective date for the amendments is annual periods beginning on or after January 1, 2013.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(p)	New Standards and Interpretations Not Yet Adopted, Continued

(ii) K-IFRS No. 1113, Fair value measurement

The standard defines fair value and sets out a framework for measuring fair value and the required disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013.

(iii) Amendments to K-IFRS No. 1001, Presentation of Financial Statements

The amendments require presentation of other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The amendments are effective for annual periods beginning on or after July 1, 2012.

Management is in the process of evaluating the impact, if any, of applying these standards on its financial position and results of operations.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

4.	Determination of Fair Value, Continued

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company and counterparty when appropriate.

(e)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f)	Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds), Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

5.	Risk Management

(a)	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

(iv) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD and JPY.

The Company uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Company adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a means to settle payables for the facilities.

(v) Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company has not entered into any interest rate swap contracts as of December 31, 2012 and 2011 to hedge interest rate risk.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

5.	Risk Management, Continued

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2012		December 31, 2011
Total liabilities	￦	14,140,468	14,587,047
Total equity		9,661,120	9,686,917
Cash and deposits in banks (*1)		1,715,566	1,419,890
Borrowings		4,412,162	4,515,608
Total liabilities to equity ratio		146%	151%
Net borrowings to equity ratio (*2)		28%	32%

(*1)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total equity with borrowings less cash and deposits in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current assets
Cash and cash equivalents
Demand deposits	￦	1,400,566	604,890

Deposits in banks
Time deposits	￦	300,000	800,000
Restricted cash		15,000	15,000

	￦	315,000	815,000

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Trade, net	￦	279,259	146,255
Due from related parties		4,269,200	3,643,077

	￦	4,548,459	3,789,332

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current assets
Non-trade accounts receivable, net	￦	92,662	86,630
Accrued income		8,675	15,467

	￦	101,337	102,097

Due from related parties included in other accounts receivable, as of December 31, 2012 and 2011 are ￦ 1,853 million and ￦ 2,691 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current assets
Advance payments	￦	6,442	8,913
Prepaid expenses		38,281	36,990
Value added tax refundable		67,548	45,685

	￦	112,271	91,588

Non-current assets
Long-term prepaid expenses	￦	140,437	153,839

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)
	December 31, 2012				December 31, 2011
	Acquisition cost		Valuation allowance	Book value	Acquisition cost	Valuation allowance	Book value
Finished goods	￦	739,119	(48,651)	690,468	612,158	(19,911)	592,247
Work-in-process		649,357	(29,182)	620,175	810,864	(43,808)	767,056
Raw materials		365,453	(11,213)	354,240	431,042	(16,033)	415,009
Supplies		312,919	(29,857)	283,062	173,442	(35,044)	138,398

	￦	2,066,848	(118,903)	1,947,945	2,027,506	(114,796)	1,912,710

The amount of the inventories recognized as cost (cost of sales) is as follows;

(In millions of won)	December 31, 2012		December 31, 2011
Inventories recognized as cost of sales	￦	26,325,386	22,982,517

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Current assets
Deposits	￦	2,976	2,976

Non-current assets
Guarantee deposits with banks	￦	13	13
Available-for-sale financial assets		16,016	11,830
Long-term loans		—	600
Deposits		53,043	62,637
Long-term other accounts receivable		11,246	—

	￦	80,318	75,080

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Non-current assets
Debt securities
Government bonds	￦	2,838	2,838
Equity securities
E Ink Holdings, Inc.	￦	—	6,319
Intellectual Discovery, Ltd.		2,673	2,673
Silicon works Co., Ltd.		10,505	—

	￦	16,016	11,830

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

10.	Investments

Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2012			December 31, 2011
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc. (*1)	California, U.S.A.	Sell TFT-LCD products	100%	￦	—	100%	￦	—
LG Display Germany GmbH	Dusseldorf, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	Manufacture and sell TFT-LCD products	100%		561,635	100%		509,277
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. zo. o.	Wroclaw, Poland	Manufacture and sell TFT-LCD products	80%		157,864	80%		157,864
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture and sell TFT-LCD products	90%		157,268	90%		157,268
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited	Xiamen, China	Manufacture LCD module and TV sets	51%		—	51%		7,146
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd. (*3)	Yantai, China	Manufacture and sell TFT-LCD products	100%		88,488	100%		44,628
L&I Electronic Technology (Dongguan) Limited	Dongguan, China	Manufacture and sell e-Book devices	51%		—	51%		2,885
Image & Materials, Inc. (*4)	Domestic	Manufacture EPD materials	100%		10,124	100%		41,000
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	Manufacture notebook borderless hinge-up	51%		8,594	51%		8,594
LG Display U.S.A., Inc.	Texas, U.S.A	Manufacture TFT-LCD products	100%		12,353	100%		12,353
LG Display Reynosa S.A.de C.V. (*5)	Reynosa, Mexico	Manufacture TFT-LCD products	1%		92	1%		92

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

10.	Investments, Continued

(In millions of won)			December 31, 2012			December 31, 2011
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Nanumnuri Co., Ltd. (*6)	Domestic	Janitorial services	100%		800	Incorporated in 2012
LG Display China Co., Ltd. (*7)	Guangzhou, China	Manufacture and sell TFT- LCD products	70%		30,399	Incorporated in 2012

				￦	1,121,839		￦	1,035,329

(*1)	LG Display America, Inc. (“LGDUS”) was sentenced to pay a fine of USD 400 million by the U.S. Government in 2008, which LGDUS recorded as a loss. The Company recorded the cumulative loss of LGDUS, mostly related to the fine, in excess of the Company’s investment in LGDUS as other accounts payable. In June 2012, the Company contributed ￦ 88,380 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There was no change in the Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In May 2012, the Company invested ￦ 52,358 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There were no changes in the Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*3)	In October 2012, the Company contributed ￦ 43,860 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There were no changes in the Company’s ownership percentage in LGDYT as a result of this additional investment.
(*4)	In February 2012, the Company contributed ￦ 3,000 million in cash for the capital increase of Image & Materials, Inc. (“I&M”). There were no changes in the Company’s ownership percentage in I&M as a result of this additional investment.
(*5)	The Company indirectly controls LG Display Reynosa S.A. de C.V. (“LGDRS”) since LG Display U.S.A. Inc., which is wholly owned by the Company, has 99% equity of LGDRS.
(*6)	In March 2012, the Company established Nanumnuri Co., Ltd., a wholly owned subsidiary of the Company founded as a Standard Workplace for the Disabled under Act on Employment Promotion and Vocational Rehabilitation for Disabled Persons, with investment of ￦ 800 million in cash.
(*7)	The Company entered into a joint venture agreement with Shenzhen SKYWORTH-RGB Electronics Co., Ltd. and Guangzhou GET Technologies Development Co., Ltd. to manufacture and sell TFT-LCD products and incorporated LG Display (China) Co., Ltd. in Guangzhou, China. The Company invested ￦ 30,399 million in cash for a 70% controlling equity interest in LG Display China Co., Ltd.

The Company recognized an impairment loss of ￦ 43,907 million as finance costs for the difference between the carrying amount and the recoverable amount of investments in subsidiaries which are impaired in 2012.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

10.	Investments, Continued

(a)	Investments in joint ventures consist of the following:

(In millions of won)
			December 31, 2012			December 31, 2011
Joint Ventures	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Suzhou Raken Technology Ltd. (*)	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	51%	￦	108,266	51%	￦	108,266
Guangzhou New Vision Technology Research and Development Ltd.	Guangzhou, China	R&D on design of LCD modules and LCD TV sets	50%		4,569	50%		4,569
Global OLED Technology LLC	Virginia, U.S.A.	Managing and licensing OLED patents	33%		53,282	33%		53,282

				￦	166,117		￦	166,117

(*)	Despite of its 51% equity interest, management concluded that the Company does not have control of Suzhou Raken Technology Ltd. because the Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

10.	Investments, Continued

(b)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2012			December 31, 2011
Associates	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Paju Electric Glass Co., Ltd.	Domestic	Manufacture electric glass for FPDs	40%	￦	45,089	40%	￦	45,089
TLI Inc. (*1)	Domestic	Manufacture and sell semiconductor parts	12%		6,961	12%		12,565
AVACO Co., Ltd. (*2)	Domestic	Manufacture and sell equipment for FPDs	16%		6,021	20%		6,021
New Optics Ltd.	Domestic	Manufacture back light parts for TFT-LCDs	42%		14,221	42%		14,221
LIG ADP Co., Ltd.	Domestic	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd (formerly, WooRee LED Co., Ltd)	Domestic	Manufacture LED back light unit packages	30%		11,900	30%		11,900
Dynamic Solar Design Co., Ltd. (*3)	Domestic	Manufacture and sell solar battery and FPDs	40%		69	40%		1,538
LB Gemini New Growth Fund No.16 (*4)	Domestic	Invest in small and middle sized companies and benefit from M&A opportunities	31%		15,489	31%		14,461
Can Yang Investments Limited (*5)	Hong Kong	Develop and manufacture and sell LED parts	9%		17,516	12%		17,516
YAS Co., Ltd.	Domestic	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	Manufacture LED Packages	20%		4,626	20%		4,626
Narenanotech Corporation	Domestic	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
Avatec. Co., Ltd. (*6)	Domestic	Manufacture and sell glass for FPDs	17%		10,600	20%		10,600
Glonix Co., Ltd. (*7)	Domestic	Manufacture and sell LCD	20%		2,000	—		—

				￦	180,822		￦	184,867

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

10.	Investments, Continued

(*1)	In 2012, the Company recognized an impairment loss of ￦ 5,604 million for the difference between the carrying amount of and the recoverable amount from the investment in TLI Inc., due to the decrease in fair value of the investment, which was acquired for manufacturing and selling semiconductor parts used in display panels.
(*2)	In 2012, the Company’s ownership in AVACO CO., Ltd. was reduced from 20% to 16% because the Company did not participate in AVACO Co., Ltd.’s capital increase. The Company has the right to assign a director in the board of directors of AVACO Co., Ltd.
(*3)	In 2012, the Company recognized an impairment loss of ￦ 1,469 million for the difference between the carrying amount of and the recoverable amount of the investment in Dynamic Solar Design Co., Ltd., which was acquired for developing equipment, manufacturing and selling solar battery and Flat Panel Display (“FPD”).
(*4)	The Company is a member of the limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In 2012, the Company received ￦ 3,571 million from the Fund as capital distribution and made additional cash investments of ￦ 1,533 million each in the Fund in September, November and December of 2012, respectively. Despite the receipt from the fund and additional investments, there were no changes in the Company’s ownership percentage in the Fund. The Company is committed to make additional investments of up to an aggregate of ￦ 30,000 million.
(*5)	In 2012, the Company’s ownership in Can Yang Investments Limited was reduced from 12% to 9% because the Company did not participate in Can Yang Investments Limited’s capital increase. The Company has the right to assign a director in the board of directors of Can Yang Investments Limited.
(*6)	In 2012, the Company’s ownership in Avatech Co., Ltd. was reduced from 20% to 17% because the Company did not participate in Avatech Co., Ltd.’s capital increase. The Company has the right to assign a director in the board of directors of Avatech Co., Ltd.
(*7)	In April 2012, the Company acquired 4,000,000 common shares (20%) of GLONIX Co., Ltd., which manufactures liquid crystal displays, for ￦ 2,000 million. As of December 31, 2012, 20% of GLONIX Co., Ltd. is owned by the Company and the Company has the right to assign a director in the board of directors of GLONIX Co., Ltd.

For the years ended December 31, 2012 and 2011, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ￦ 55,318 million and ￦ 42,620 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2012 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2012	￦	443,612	3,381,625	26,729,966	615,078	3,390,305	162,961	34,723,547
Accumulated depreciation as of January 1, 2012		—	(917,938)	(19,668,774)	(499,253)	—	(115,029)	(21,200,994)

Book value as of January 1, 2012		443,612	2,463,687	7,061,192	115,825	3,390,305	47,932	13,522,553
Additions		—	—	—	—	2,458,909	—	2,458,909
Depreciation		—	(195,861)	(3,683,435)	(54,499)	—	(13,049)	(3,946,844)
Disposals		(2,787)	(7,010)	(7,653)	(19)	—	(2,761)	(20,230)
Others (*2)		167	1,295,192	3,604,853	32,411	(4,953,182)	14,568	(5,991)
Subsidy received		—	(1,792)	(2,170)	—	—	—	(3,962)

Book value as of December 31, 2012	￦	440,992	3,554,216	6,972,787	93,718	896,032	46,690	12,004,435

Acquisition cost as of December 31, 2012	￦	440,992	4,666,537	30,223,060	642,747	896,032	172,540	37,041,908

Accumulated depreciation as of December 31, 2012	￦	—	(1,112,321)	(23,250,273)	(549,029)	—	(125,850)	(25,037,473)

(*1)	As of December 31, 2012, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2011 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2011	￦	442,322	3,172,426	22,851,385	586,548	2,659,934	149,529	29,862,144
Accumulated depreciation as of January 1, 2011		—	(760,584)	(16,819,046)	(478,715)	—	(115,738)	(18,174,083)

Book value as of January 1, 2011		442,322	2,411,842	6,032,339	107,833	2,659,934	33,791	11,688,061
Additions		—	—	—	—	4,987,278	—	4,987,278
Depreciation		—	(157,106)	(2,936,115)	(47,410)	—	(10,231)	(3,150,862)
Disposals		—	—	(215)	(104)	—	—	(319)
Others (*2)		1,290	208,973	3,966,766	55,506	(4,256,907)	24,372	—
Subsidy received		—	(22)	(1,583)	—	—	—	(1,605)

Book value as of December 31, 2011	￦	443,612	2,463,687	7,061,192	115,825	3,390,305	47,932	13,522,553

Acquisition cost as of December 31, 2011	￦	443,612	3,381,625	26,729,966	615,078	3,390,305	162,961	34,723,547

Accumulated depreciation as of December 31, 2011	￦	—	(917,938)	(19,668,774)	(499,253)	—	(115,029)	(21,200,994)

(*1)	As of December 31, 2011, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Capitalized borrowing costs	￦	24,612	21,903
Capitalization rate		3.29%	3.65%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2012 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2012	￦	523,849	357,121	50,077	361,223	10,819	24,011	11.074	14,593	13,076	1,365,843
Accumulated amortization as of January 1, 2012		(443,343)	(171,804)	—	(248,221)	—	(5,724)	(1,852)	—	(10,854)	(881,798)
Accumulated impairment loss as of January 1, 2012		—	—	(4,535)	—	—	—	—	—	—	(4,535)

Book value as of January 1, 2012		80,506	185,317	45,542	113,002	10,819	18,287	9,222	14,593	2,222	479,510
Additions-internally developed		—	—	—	198,225	—	—	—	—	—	198,225
Other additions		19,046	—	156	—	61,058	—	—	—	—	80,260
Amortization (*1)		(13,356)	(105,046)	—	(142,051)	—	(3,440)	(1,106)	—	(940)	(265,939)
Impairment loss		—	—	(3,393)	—	—	—	—	—	—	(3,393)
Transfer from construction-in-progress		—	69,673	—	—	(69,673)	—	—	—	—	—

Book value as of December 31, 2012	￦	86,196	149,944	42,305	169,176	2,204	14,847	8,116	14,593	1,282	488,663

Acquisition cost as of December 31, 2012	￦	542,895	423,125	50,233	559,448	2,204	24,011	11,074	14,593	13,076	1,640,659

Accumulated amortization as of December 31, 2012	￦	(456,699)	(273,181)	—	(390,272)	—	(9,164)	(2,958)	—	(11,794)	(1,144,068)

Accumulated impairment loss as of December 31, 2012	￦	—	—	(7,928)	—	—	—	—	—	—	(7,928)

Remaining amortization period (year)		6.62	2.69	—	0.58	—	4.33	7.33	—	2.17

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2011 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2011	￦	507,851	272,515	47,146	237,535	11,442	24,011	11,074	14,593	13,076	1,139,243
Accumulated amortization as of January 1, 2011		(436,151)	(93,613)	—	(113,395)	—	(2,300)	(742)	—	(9,782)	(655,983)
Impairment loss as of January 1, 2011		—	—	—	—	—	—	—	—	—	—

Book value as of January 1, 2011		71,700	178,902	47,146	124,140	11,442	21,711	10,332	14,593	3,294	483,260
Additions-internally developed		—	—	—	123,688	—	—	—	—	—	123,688
Other additions		21,890	—	2,931	—	83,983	—	—	—	—	108,804
Amortization (*1)		(11,496)	(78,191)	—	(134,826)	—	(3,424)	(1,110)	—	(1,072)	(230,119)
Disposals		(1,588)	—	—	—	—	—	—	—	—	(1,588)
Impairment loss		—	—	(4,535)	—	—	—	—	—	—	(4,535)
Transfer from construction-in-progress		—	84,606	—	—	(84,606)	—	—	—	—	—

Book value as of December 31, 2011	￦	80,506	185,317	45,542	113,002	10,819	18,287	9,222	14,593	2,222	479,510

Acquisition cost as of December 31, 2011	￦	523,849	357,121	50,077	361,223	10,819	24,011	11,074	14,593	13,076	1,365,843

Accumulated amortization as of December 31, 2011	￦	(443,343)	(171,804)	—	(248,221)	—	(5,724)	(1,852)	—	(10,854)	(881,798)

Accumulated impairment loss as of December 31, 2011	￦	—	—	(4,535)	—	—	—	—	—	—	(4,535)

Remaining amortization period (year)		7.46	2.49	—	0.55	—	5.33	8.33	—	2.60

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments

(a)	Credit Risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Cash and cash equivalents	￦	1,400,566	604,890
Trade accounts and notes receivable, net		4,548,459	3,789,332
Other accounts receivable, net		101,337	102,097
Available-for-sale financial assets		2,838	2,838
Other non-current financial assets		11,246	—
Deposits		56,019	65,613
Deposits in banks		315,000	815,000
Others		13	613

	￦	6,435,478	5,380,383

In addition to the financial assets above, as of December 31, 2012 and 2011, the Company provides payment guarantees of ￦ 15,124 million and ￦ 50,606 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Domestic	￦	205,454	56,200
Euro-zone countries		529,138	612,236
Japan		167,242	138,265
United States		1,790,401	828,959
China		1,307,759	1,195,899
Taiwan		257,793	829,171
Others		290,672	128,602

	￦	4,548,459	3,789,332

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of won)	December 31, 2012			December 31, 2011
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	4,528,302	(235)	3,777,383	(49)
Past due 1-15 days		5,927	(2)	953	(1)
Past due 16-30 days		9,531	(1)	4,885	(1)
Past due 31-60 days		2,154	(3)	5,762	(1)
Past due more than 60 days		2,788	(2)	403	(2)

	￦	4,548,702	(243)	3,789,386	(54)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2012 and 2011 was as follows:

(In millions of won)
	2012		2011
Balance at the beginning of the year	￦	54	24
Bad debt expense		189	30

Balance at the end of the year	￦	243	54

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(b)	Liquidity Risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2012.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	53,555	55,153	639	27,417	27,097	—	—
Unsecured bank loans		1,740,003	1,907,918	327,306	100,783	489,042	988,780	2,007
Unsecured bond issues		2,618,604	2,894,163	628,404	46,847	727,063	1,491,849	—
Trade accounts and notes payables		4,386,383	4,386,383	4,386,383	—	—	—	—
Other accounts payable		2,479,772	2,479,772	2,479,772	—	—	—	—
Payment guarantee		—	15,147	15,147	—	—	—	—

	￦	11,278,317	11,738,536	7,837,651	175,047	1,243,202	2,480,629	2,007

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of December 31, 2012, there are no derivatives designated as cash flow hedges.

(c)	Currency Risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2012
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	696	7,508	5	1	47
Trade accounts and notes receivable	4,002	6,400	—	—	38
Other accounts receivable	17	1	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(2,857)	(31,162)	—	—	—
Other accounts payable	(248)	(12,262)	(5)	—	(7)
Debts	(870)	—	—	—	—
Bonds	(349)	—	—	—	—
Net exposure	391	(29,464)	—	1	78

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(In millions)	December 31, 2011
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	284	14,269	—	5	14
Trade accounts and notes receivable	3,080	6,493	—	—	31
Other accounts receivable	2	—	159	—	—
Available-for-sale financial assets	5	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(2,263)	(33,375)	—	—	(5)
Other accounts payable	(55)	(25,815)	—	—	(7)
Debts	(1,020)	(6,000)	—	—	—
Bonds	(347)	(9,987)	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—

Gross statement of financial position exposure	(390)	(54,364)	159	5	33

Forward exchange contracts	(160)	—	—	—	—

Net exposure	(550)	(54,364)	159	5	33

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2012		2011	December 31, 2012		December 31, 2011
USD	￦	1,126.88	1,108.12	￦	1,071.10	1,153.30
JPY		14.13	13.91		12.48	14.85
TWD		38.11	37.71		36.90	38.13
CNY		178.59	171.45		171.88	182.51
PLN		346.41	375.28		348.21	338.65
EUR		1,448.63	1,541.88		1,416.26	1,494.10

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2012 and 2011, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit (or loss) before tax would have been as follows:

(In millions of won)	2012			2011
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	15,873	15,873	(24,041)	(24,280)
JPY (5 percent weakening)		(13,931)	(13,931)	(30,601)	(30,601)
TWD (5 percent weakening)		—	—	230	230
CNY (5 percent weakening)		—	—	—	—
PLN (5 percent weakening)		13	13	64	64
EUR (5 percent weakening)		4,187	4,187	1,869	1,869

A stronger won against the above currencies as of December 31, 2012 and 2011 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest Rate Risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Fixed rate instruments
Financial assets	￦	1,718,404	1,422,728
Financial liabilities		(3,044,050)	(2,685,174)

	￦	(1,325,646)	(1,262,446)

Variable rate instruments
Financial assets	￦	—	600
Financial liabilities		(1,368,112)	(1,830,434)

	￦	(1,368,112)	(1,829,834)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2012 and 2011, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2012
Variable rate instruments	￦	(10,370)	10,370	(10,370)	10,370
December 31, 2011
Variable rate instruments	￦	(13,870)	13,870	(13,870)	13,870

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(e)	Fair Values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

(In millions of won)	December 31, 2012			December 31, 2011
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	13,343	13,343	9,157	9,157

Assets carried at amortized cost
Cash and cash equivalents	￦	1,400,566	1,400,566	604,890	604,890
Deposits in banks		315,000	315,000	815,000	815,000
Trade accounts and notes receivable		4,548,459	4,548,459	3,789,332	3,789,332
Other accounts receivable		101,337	101,337	102,097	102,097
Other noncurrent financial assets		11,246	11,246	—	—
Deposits		56,019	56,019	65,613	65,613
Others		13	13	613	613

	￦	6,432,640	6,432,640	5,377,545	5,377,545

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	—	—	87,339	87,339
Derivatives		—	—	6,969	6,969

	￦	—	—	94,308	94,308

Liabilities carried at amortized cost
Secured bank loans	￦	53,555	53,555	57,665	57,665
Unsecured bank loans		1,740,003	1,779,819	1,578,628	1,525,251
Unsecured bond issues		2,618,604	2,677,038	2,791,976	2,829,206
Trade accounts and notes payable		4,386,383	4,386,383	3,752,724	3,752,724
Other accounts payable		2,479,772	2,479,772	3,690,913	3,690,913

	￦	11,278,317	11,376,567	11,871,906	11,855,759

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2012	December 31, 2011
Derivatives	Not applicable	3.90%
Debentures, loans and borrowings	3.69%	4.19%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows: —

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The financial instruments carried at fair value as of December 31, 2012 and 2011 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2012
Assets
Available-for-sale financial assets	￦	13,343	—	—	13,343

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2011
Assets
Available-for-sale financial assets	￦	9,157	—	—	9,157
Liabilities
Financial liabilities at fair value through profit or loss	￦	(87,339)	—	—	(87,339)
Derivatives		—	(6,969)	—	(6,969)

	￦	(87,339)	(6,969)	—	(94,308)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

The derivative financial liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

Changes in Level 3 financial instruments for the year ended December 31, 2011 are as follows:

(In millions of won)	January 1, 2011		Purchases, disposal and others	Net realized/unrealized gains included in		Transfer to other levels	December 31, 2011
				Profit or loss	Other comprehensive income
December 31, 2011
Available-for-sale financial assets	￦	26,085	(34,257)	—	8,172	—	—

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Current
Current portion of long-term debt	￦	971,577	714,268
Current portion of financial liabilities at fair value through profits or loss		—	87,339
Derivatives		—	6,969

	￦	971,577	808,576

Non-current
Won denominated borrowings	￦	807,005	366,629
Foreign currency denominated borrowings		589,105	1,003,371
Bonds		2,044,475	2,344,001

	￦	3,440,585	3,714,001

The above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

14.	Financial Liabilities, Continued

(b)	Long-term debt at the reporting date is as follows:

(In millions of won, USD and JPY)
Lender	Annual interest rate as of December 31, 2012 (*)	December 31, 2012		December 31, 2011
Local currency loans
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25%, 2.75%	￦	16,629	20,817
National Agricultural Cooperative Federation and others	4.51%~5.21%, 1-year bank bonds rate plus 1.4%		845,072	350,000
Less current portion of long-term debt			(54,696)	(4,188)

		￦	807,005	366,629

Foreign currency loans
The Export-Import Bank of Korea	6ML+0.69%	￦	26,777	40,366
Kookmin Bank and others	6ML+1.78%, 3ML+1.70%~2.25%		905,080	1,225,110

Foreign currency equivalent			USD 870	USD 1,020
			—	JPY 6,000

Less current portion of long-term debt			(342,752)	(262,105)

		￦	589,105	1,003,371

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

14.	Financial Liabilities, Continued

(c)	Details of debentures issued and outstanding at the reporting date are as follows:

(In millions of won, USD and JPY)
	Maturity	Annual interest rate as of December 31, 2012	December 31, 2012		December 31, 2011
Local currency debentures (*1)
Publicly issued debentures	March 2013~ October 2017	3.22%~5.89%	￦	2,250,000	2,250,000
Less discount on debentures				(5,579)	(6,721)
Less current portion of debentures				(199,946)	(299,658)

			￦	2,044,475	1,943,621

Foreign currency debentures (*1)
Floating-rate bonds	April 2013	3ML+1.80%	￦	374,885	552,171

Foreign currency equivalent				USD 350	USD 350
					JPY 10,000

Less discount on bonds				(702)	(3,474)
Less current portion of bonds				(374,183)	(148,317)

			￦	—	400,380

Financial liabilities at fair value through profit or loss (*2)
Convertible bonds	—	—	￦	—	87,339

Foreign currency equivalent				—	USD76
Less current portion of convertible bonds				—	(87,339)

			￦	—	—

			￦	2,044,475	2,344,001

(*1)	Principal of the local and foreign currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.
(*2)	The convertible bonds which were recognized as financial liabilities at fair value through profit or loss as of December 31, 2011 were repaid at 116.77% of the principal amount on April 18, 2012 upon maturity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Changes in inventories	￦	(35,236)	(152,745)
Purchases of raw materials, merchandise and others		15,032,671	13,254,841
Depreciation and amortization		4,212,783	3,380,981
Outsourcing fees		3,833,241	3,362,392
Labor costs		2,040,044	1,794,583
Supplies and others		758,544	861,899
Utility expenses		631,087	528,464
Fees and commissions		342,550	344,857
Shipping costs		372,050	174,860
After-sale service expenses		78,502	47,995
Others		1,258,016	1,095,949

	￦	28,524,252	24,694,076

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

For the year ended December 31, 2012, other non-operating income and other non-operating expenses contained exchange differences amounting to ￦ 933,035 million and ￦ 795,897 million, respectively (for the year ended December 31, 2011: ￦ 839,497 million and ￦ 902,401 million, respectively) (note 25).

The expenses for the year ended December 31, 2011 were reclassified to conform to the classification for the year ended December 31, 2012.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Salaries	￦	133,626	120,640
Expenses related to defined benefit plan		19,633	18,201
Other employee benefits		26,544	31,902
Shipping costs		299,210	126,945
Fees and commissions		121,893	124,170
Depreciation		95,993	46,043
Taxes and dues		2,365	2,356
Advertising		103,997	135,988
After-sale service		78,502	47,995
Rent		9,214	7,278
Insurance		5,999	6,620
Travel		12,774	17,059
Training		11,476	16,130
Others		25,592	31,456
	￦	946,818	732,783

The expenses for the year ended December 31, 2011 were reclassified to conform to the criteria of classification for the year ended December 31, 2012 as follows.

(In millions of won)	2012		2011
Selling and administrative expenses before the reclassification	￦	1,088,872	868,078
Reclassification items
Amortization (*)		(142,051)	(134,826)
Reversal of stock compensation expense		(3)	(469)

Selling and administrative expenses after the reclassification		946,818	732,783

(*)	Amortization expense of capitalized development costs is reclassified as research and development expense.

17.	Employee Benefits

The Company’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Present value of partially funded defined benefit obligations	￦	672,032	486,519
Fair value of plan assets		(491,730)	(340,253)

	￦	180,302	146,266

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

17.	Employee Benefits, Continued

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Opening defined benefit obligations	￦	486,519	360,231
Current service cost		129,511	107,036
Interest cost		22,909	18,985
Actuarial losses on plan liabilities (before tax)		75,921	24,984
Benefit payments		(40,230)	(24,190)
Transfers from related parties		(2,598)	(527)

Closing defined benefit obligations	￦	672,032	486,519

(c)	Changes in fair value of plan assets for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Opening fair value of plan assets	￦	340,253	281,825
Expected return on plan assets		14,190	12,353
Actuarial gains on plan assets (before tax)		199	1,256
Contributions by employer directly to plan assets		160,000	60,000
Benefit payments		(22,912)	(15,181)

Closing fair value of plan assets	￦	491,730	340,253

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Deposits with financial institutions	￦	491,730	340,253

As of December 31, 2012, plan assets mainly consist of deposits in banks, which guarantee the payment of their principal and interest. The Company expects to make a contribution of W 95,361 million to the defined benefit plans during the next financial year.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Current service cost	￦	129,511	107,036
Interest cost		22,909	18,985
Expected return on plan assets		(14,190)	(12,353)

	￦	138,230	113,668

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

17.	Employee Benefits, Continued

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)
	2012		2011
Cost of sales	￦	108,802	87,044
Selling expenses		9,480	8,086
Administrative expenses		10,153	10,115
Research and development expenses		9,795	8,423

	￦	138,230	113,668

(f)	Cumulative amount of actuarial loss, net of income taxes, recognized in other comprehensive income for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)
	2012		2011
Cumulative amount at January 1.	￦	(28,909)	(11,240)
Recognized during the period		(57,397)	(17,669)

Cumulative amount at December 31	￦	(86,306)	(28,909)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2012	December 31, 2011
Expected rate of salary increase	5.1%	5.6%
Discount rate for defined benefit obligations	4.0%	4.9%
Expected long-term rate of return on assets	4.0%	4.3%

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2012	December 31, 2011
Twenties	Males	0.01%	0.02%
	Females	0.00%	0.01%
Thirties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Forties	Males	0.04%	0.04%
	Females	0.02%	0.02%
Fifties	Males	0.08%	0.09%
	Females	0.04%	0.05%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

18.	Provisions and Other Liabilities

Changes in provisions for the year ended December 31, 2012 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2012		222,703	60,452	443	283,598
Additions		445,421	78,502	1,083	525,006
Usage and reclassification	￦	(467,535)	(84,799)	—	(552,334)

Balance at December 31, 2012		200,589	54,155	1,526	256,270

There of non-current		—	6,515	—	6,515

(*1)	The Company expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current liabilities
Withholdings	￦	21,664	13,784
Unearned revenues		4,732	4,744
Share-based payment liabilities		—	4

	￦	26,396	18,532

Non-current liabilities
Long-term accrued expenses	￦	318,291	327,661
Long-term other accounts payable		—	222,495
Long-term unearned revenues		12,226	16,958

	￦	330,445	567,114

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

19.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,478 million (￦ 1,583,600 million) and JPY 5,000 million (￦ 62,375 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2012, no accounts and notes receivable were sold but are not past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of ￦ 50,000 million in connection with its domestic sales transactions and, as of December 31, 2012, no accounts and notes receivable were sold but not past due. In addition, the Company entered into agreements with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦ 53,555 million) and USD 23 million (￦ 24,635 million), in April 2011 and November 2012, respectively. As of December 31, 2012, accounts and notes receivable amounting to USD 16 million (￦ 16,598 million) and USD 1 million (￦ 1,024 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2012, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦ 16,067 million), USD 15 million (￦ 16,067 million) with China Construction Bank, JPY 1,500 million (￦ 18,713 million) with Woori Bank, USD 70 million (￦ 74,977 million) with Bank of China, USD 60 million (￦ 64,266 million) with Sumitomo Mitsui Banking Corporation, USD 15 million (￦ 16,067 million) with Hana Bank, and USD 30 million (￦ 32,133 million) with Shinhan Bank.

Payment guarantees

The Company obtained payment guarantees amounting to USD 8.5 million (￦ 9,104 million) and EUR 215 million (￦ 304,496 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. As of December 31, 2012, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR 5 million (￦ 7,626 million) term loan credit facility of LG Display Poland Sp. zo. o. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display America, Inc. with an aggregate amount of USD 7 million (￦ 7,498 million) for principals and related interests.

License agreements

As of December 31, 2012, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2012, the Company’s balance of advances received from a customer amount to USD 1,380 million (￦ 1,478,118 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD 300 million (￦ 321,330 million) from the Industrial Bank of Korea relating to advances received.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

19.	Commitments, Continued

Pledged Assets

Regarding the secured bank loan amounting to USD 50 million (￦ 53,555 million), the Company provided part of its OLED manufacturing machinery as pledged assets to the Export-Import Bank of Korea.

20.	Contingencies

Patent infringement lawsuit against Chimei Innolux Corp. and others

In 2006, the Company filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Company claiming infringement of the patents. In September 2011, the Company and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. In May 2012, for the Company and Chimei Innolux Corp., the charge was dropped after the two parties amicably settled the claims.

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit.

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Company and LG Display America as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that LG Display Co., Ltd. and LG Display America, Inc. did not infringe the asserted patent of ITRI. The Final Determination is scheduled to be issued on June 28, 2013.

Patent Infringement Litigations and Invalidity Proceedings Between the Company and Samsung Display Co., Ltd. and Samsung Electronics Co., Ltd.

In September 2012, the Company filed a complaint in the Seoul Central District Court against Samsung Display Co., Ltd. (“SSD”) and Samsung Electronics Co., Ltd. (“SSE”) claiming infringement of seven patents related to OLED display technology and relevant manufacturing methods and seeking monetary compensation. As a response, SSD requested for an invalidity proceeding over the identical seven patents in the Korean Intellectual Property Tribunal. Furthermore, in December 2012, SSD filed a complaint in the Seoul Central District Court against the Company and LG Electronics Co., Ltd. (“LGE”) claiming infringement of seven patents related to LCD technology and seeking monetary compensation. In the same month, the Company filed a complaint in the Seoul Central District Court against SSD and SSE claiming infringement of three patents related to In-Plane Switching (“IPS”) technology and relevant manufacturing methods and seeking an injunctive relief to ban all use of such patented technology as well as monetary compensation of ￦ 1 billion, approximately USD 1 million for each non-compliance by SSD and SSE. As a response, SSD requested an invalidity proceeding over the identical three patents in the Korean Intellectual Property Tribunal.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

20.	Contingencies, Continued

Request for arbitration of Arkema France and its subsidiary regarding termination of a contract with the Company

In October 2012, Arkema France (“Arkema”) and its subsidiary filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding termination of a contract with the Company. The Company is currently defending against Arkema’s claims.

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Company’s application. In November 2011, the Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Company and certain of its subsidiaries of approximately ￦ 31,378 million, and the Company filed an appeal of the decision with the Seoul High Court in December 2011. To date the Seoul High Court has not ruled on the Company’s appeal.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

20.	Contingencies, Continued

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012. Ten entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin, which is subject to court approval.

Apart from the direct and indirect purchaser class actions, individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Company is currently defending against 33 Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliates, SB Liquidation Trust, Office Depot, Inc., Interbond Corp. of America (BrandsMart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., View Sonic Corp., NECO Alliance LLC, Rockwell Automation Inc., Proview Technology, Inc. and its affiliates, and the attorneys general of Illinois, Washington, Oregon, South Carolina, and Mississippi.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In December 2012, the National Development and Reform Commission of China issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of Chinese laws and imposed a fine of RMB 118 million (￦ 20,334 million). The Company has agreed to pay the imposed fine and resolved its charges against the Company.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. For certain cases described above, management is not able to estimate the potential estimated loss if the final outcome of the cases is unfavorable to the Company as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss. Otherwise the Company has established provisions with respect to certain of the contingencies, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change materially based upon new information, intervening events and the final outcome of the cases.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

21.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ￦ 5,000), and as of December 31, 2012, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2011 to December 31, 2012.

(b)	Reserves

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

22.	Retained Earnings

(a)	Retained earnings at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Legal reserve	￦	140,594	140,594
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(86,306)	(28,909)
Retained earnings		5,499,282	5,470,733

	￦	5,621,821	5,650,669

(b)	For the years ended December 31, 2012 and 2011, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per an ordinary share)
	2012		2011
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	￦	5,470,733	6,461,765
Net income (loss)		28,549	(991,032)

		5,499,282	5,470,733
Appropriation of retained earnings (*)		—	—

Unappropriated retained earnings carried forward to the following year	￦	5,499,282	5,470,733

(*)	For the years ended December 31, 2012 and 2011, the date of appropriation is March 8, 2013 and March 9, 2012, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

23.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Short-term benefits	￦	1,567	1,529
Expenses related to the defined benefit plan		173	396

	￦	1,740	1,925

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	Sales and others			Purchases and others
	2012		2011	2012	2011
Subsidiaries	￦	25,729,592	20,696,144	3,788,360	3,842,628
Joint ventures		663,297	755,643	147,904	1,174
Associates		212	6,158	1,481,614	1,540,397
LG Electronics Inc.		1,010,882	1,001,844	244,971	344,465
Other related parties		41	41	33,103	23,859

	￦	27,404,024	22,459,830	5,695,952	5,752,523

Account balances with related parties at the reporting date are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2012		December 31, 2011	December 31, 2012	December 31, 2011
Subsidiaries	￦	3,979,211	3,428,624	1,139,362	859,659
Joint ventures		92,870	130,217	168,620	340,073
Associates		—	3	363,654	434,692
LG Electronics Inc.		198,972	86,924	67,867	98,232
Other related parties		—	—	2,701	3,042

	￦	4,271,053	3,645,768	1,742,204	1,735,698

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

24.	Revenue

Details of revenue for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Sales of goods	￦	28,518,092	23,347,515
Royalties		37,783	60,594
Others		116,480	63,200

	￦	28,672,355	23,471,309

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Rental income	￦	4,419	4,032
Foreign currency gain		933,035	839,497
Gain on disposal of property, plant and equipment		5,886	642
Reversal of allowance for doubtful accounts for other receivables		—	170
Commission earned		3,946	8,854
Others		8,466	5,273

	￦	955,752	858,468

(b)	Details of other non-operating expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Other bad debt expense	￦	88	—
Foreign currency loss		795,897	902,401
Loss on disposal of property, plant and equipment		1,391	96
Loss on disposal of intangible assets		—	1,588
Impairment loss on intangible assets		3,393	4,535
Donations		15,300	15,884
Expenses related to legal proceedings or claims and others		458,203	149,622

	￦	1,274,272	1,074,126

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Salaries and wages	￦	1,679,390	1,441,766
Other employee benefits		263,013	263,494
Contributions to National Pension plan		59,332	54,118
Expenses related to defined benefit plan		138,230	113,668
Reversal of stock compensation cost		(3)	(469)

	￦	2,139,962	1,872,577

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Finance income
Interest income	￦	22,183	54,998
Dividend income		55,800	42,620
Foreign currency gain		116,307	75,488

	￦	194,290	173,106

Finance costs
Interest expense	￦	182,776	134,526
Foreign currency loss		63,844	91,852
Loss on valuation of financial liabilities at fair value through profit or loss		—	1,935
Loss on impairment of available-for-sale securities		6,392	774
Loss on disposal of available-for-sale securities		4,330	—
Loss on redemption of debentures		1,524	—
Loss on impairment of investments		50,980	19,066
Loss on sale of trade accounts and notes receivable		225	228

	￦	310,071	248,381

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Gain on valuation of available-for-sale financial assets	￦	4,025	4,790
Tax effect		(974)	(939)

Finance income (costs) recognized in other comprehensive income after tax	￦	3,051	3,851

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

28.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Current tax expense (benefit)	￦	3,076	(5,481)
Deferred tax expense (benefit)		160,552	(345,462)

Income tax expense (benefit)	￦	163,628	(350,943)

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	4,025	(974)	3,051
Defined benefit plan actuarial loss		(75,722)	18,325	(57,397)

	￦	(71,697)	17,351	(54,346)

(In millions of won)	2011
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale Securities	￦	4,790	(939)	3,851
Defined benefit plan actuarial loss		(23,728)	6,059	(17,669)

	￦	(18,938)	5,120	(13,818)

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)	2012			2011
Profit (loss) for the year		￦	28,549		(991,032)
Income tax expense (benefit)			163,628		(350,943)

Profit (loss) excluding income tax			192,177		(1,341,975)

Income tax using the Company’s domestic tax rate	24.20%		46,507	24.20%	(324,785)
Non-deductible expenses	8.22%		15,790	(1.38%)	18,504
Tax credits	(50.32%)		(96,708)	16.54%	(221,990)
Change in unrecognized deferred tax assets	102.81%		197,569	(14.02%)	188,190
Change in tax rates	0.00%		—	0.54%	(7,259)
Others	0.24%		470	0.27%	(3,603)

Actual income tax expense (benefit)		￦	163,628		(350,943)

Actual effective tax rate			85.14%		26.15%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2012, in relation to the temporary differences on investments in subsidiaries amounting to ￦ 211,423 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

The Company did not recognize deferred income taxes on temporary differences related to the cumulative losses of a subsidiary, as the possibility of recovering the deferred tax assets amounting to ￦ 431,407 million, through events such as disposing of the related investments in the foreseeable future, is less than probable.

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2012, the Company recognized deferred tax assets of ￦ 699,529 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31,
	2013		2014	2015
Tax credit carryforwards	￦	135,960	206,539	86,101

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

29.	Deferred Tax Assets and Liabilities, Continued

(d)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2012		December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Other accounts receivable, net	￦	—	—	(2,063)	(3,738)	(2,063)	(3,738)
Inventories, net		8,903	14,484	—	—	8,903	14,484
Available-for-sale financial assets		285	1,259	—	—	285	1,259
Defined benefit obligation		38,573	21,877	—	—	38,573	21,877
Accrued expenses		79,321	72,965	—	—	79,321	72,965
Property, plant and equipment		81,832	50,602	—	—	81,832	50,602
Intangible assets		2,488	1,105	—	—	2,488	1,105
Provision for product warranties and guarantees		12,979	11,618	—	—	12,979	11,618
Gain or loss on foreign currency translation, net		5,340	13,616	(958)	(31,313)	4,382	(17,697)
Debentures		—	6,059	—	—	—	6,059
Others		27,336	13,970	—	(715)	27,336	13,255
Tax losses		233,139	329,068	—	—	233,139	329,068
Tax credit carryforwards		699,529	829,048	—	—	699,529	829,048

Deferred tax assets (liabilities)	￦	1,189,725	1,365,671	(3,021)	(35,766)	1,186,704	1,329,905

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

29.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	January 1, 2011		Profit or loss	OCI	December 31, 2011	Profit or loss	OCI	December 31, 2012
Other accounts receivable, net	￦	(5,919)	2,181	—	(3,738)	1,675	—	(2,063)
Inventories, net		15,039	(555)	—	14,484	(5,581)	—	8,903
Available-for-sale financial assets		(4,784)	6,982	(939)	1,259	—	(974)	285
Defined benefit obligation		3,829	11,989	6,059	21,877	(1,629)	18,325	38,573
Derivative instruments		(2,008)	2,008	—	—	—	—	—
Accrued expenses		78,396	(5,431)	—	72,965	6,356	—	79,321
Property, plant and equipment		40,685	9,917	—	50,602	31,230	—	81,832
Intangible assets		—	1,105	—	1,105	1,383	—	2,488
Provisions for product warranties and guarantees		17,962	(6,344)	—	11,618	1,361	—	12,979
Gain or loss on foreign currency translation, net		20,044	(37,741)	—	(17,697)	22,079	—	4,382
Debentures		5,049	1,010	—	6,059	(6,059)	—	—
Others		15,783	(2,528)	—	13,255	14,081	—	27,336
Tax losses		—	329,068	—	329,068	(95,929)	—	233,139
Tax credit carry forwards		795,247	33,801	—	829,048	(129,519)	—	699,529

Deferred tax assets (liabilities)	￦	979,323	345,462	5,120	1,329,905	(160,552)	17,351	1,186,704

Statutory tax rate applicable to the Company is 24.2% for the year ended December 31, 2012.

(f)	Changes in minimum tax rate for the subsequent period

On January 1, 2013, the Tax Reduction and Exemption Control Act in Korea was amended so that the minimum tax rate applied to taxable income in excess of ￦ 100 billion for the Company after 2013 was revised from 14% to 16%. As of December 31, 2012, the Company applied 14% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. If the Company applied the 16% of minimum tax rate, the unused tax credit for which no deferred tax asset is recognized as disclosed in note 29 (c) would have amounted to ￦ 558,411 million.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

30.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2012 and 2011 are as follows:

(In won and No. of shares)	2012		2011
Profit (loss) for the period	￦	28,548,662,750	(991,032,212,443)
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	￦	80	(2,770)

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings (loss) per share from January 1, 2011 to December 31, 2012.

(b)	Diluted earnings per share is not calculated since there was no potential common stock for the years ended December 31, 2012. In addition, there is no effect of dilutive potential ordinary shares due to the Company’s net loss for the year ended December 31, 2011.

(c)	The number of dilutive potential ordinary shares outstanding for the year ended December 31, 2011 is calculated as follows:

	Common shares to be issued	Period	Weight	Weighted-average number of common shares to be issued
Unconverted convertible bond	1,286,594	January 1, 2011~ December 31, 2011	365 days / 365 days	1,286,594

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)
	2012	2011
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦ (1,267,010)	1,175,022

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operation of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2012. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2012, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of separate financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2012 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2012. We did not review the Company’s IACS subsequent to December 31, 2012. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 15, 2013

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2012 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operation of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of LG Display Co., Ltd.

I, as the Internal Control over Financial Reporting (“ICFR”) Officer of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR for the year ending December 31, 2012.

The Company’s management, including myself, is responsible for designing and operating an ICFR. I assessed the design and operational effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable separate financial statements. I followed the Best Practice Guideline to evaluate the effectiveness of the ICFR design and operation.

Based on the assessment results, I believe that the Company’s ICFR, as of December 31, 2012, is effectively designed and operating, in all material respects, in conformity with the Best Practice Guideline.

January 24, 2013

James (Hoyoung) Jeong

Internal Control over Financial Reporting Officer

Sang Beom Han

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd. (Registrant)

Date: February 28, 2013	By: /s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division